UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

963025101
(CUSIP Number)

March 18, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,800,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,800,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Based on 66,259,673 shares of common stock outstanding as of March 8, 2016 as disclosed in the Issuer's Form 10-K filed with the SEC on March 10, 2016.

CUSIP No. 963025101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,800,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,800,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 66,259,673 shares of common stock outstanding as of March 8, 2016 as disclosed in the Issuer's Form 10-K filed with the SEC on March 10, 2016.

CUSIP No. 963025101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,425,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,425,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,425,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 66,259,673 shares of common stock outstanding as of March 8, 2016 as disclosed in the Issuer's Form 10-K filed with the SEC on March 10, 2016.

CUSIP No. 963025101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Services GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,425,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,425,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,425,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 66,259,673 shares of common stock outstanding as of March 8, 2016 as disclosed in the Issuer's Form 10-K filed with the SEC on March 10, 2016.

CUSIP No. 963025101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Income Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 375,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 375,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 66,259,673 shares of common stock outstanding as of March 8, 2016 as disclosed in the Issuer's Form 10-K filed with the SEC on March 10, 2016.

CUSIP No. 963025101	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Income GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 375,000
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 375,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 66,259,673 shares of common stock outstanding as of March 8, 2016 as disclosed in the Issuer's Form 10-K filed with the SEC on March 10, 2016.

Item 1. (a)                      Name of Issuer

Wheeler Real Estate Investment Trust, Inc.

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

2529 Virginia Beach Blvd., Suite 200
Virginia Beach, VA 23452

Item 2. (a)                      Name of Person Filing

This Amendment No. 2 to the Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Financial Services Fund, LP (the “Financial Services Fund”);
(iv)	EJF Financial Services GP, LLC.
(v)	EJF Income Fund, LP (the “Income Fund” and together with the Financial Services Fund, the “Funds”); and
(vi)	EJF Income GP, LLC

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 2 to the Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2. (c)                      Citizenship

See Item 4 of the attached cover pages.

Item 2. (d)                      Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”)

Item 2. (e)                      CUSIP Number

96302101

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                        Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Each of the Funds is the record owner of the shares of Common Stock shown on item 9 of its respective cover page.

EJF Financial Services GP, LLC is the general partner of the Financial Services Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the shares of Common Stock of which the Financial Services Fund is the record owner.

EJF Income GP, LLC is the general partner of the Income Fund and the investment manager of an affiliate thereof and may be deemed to share beneficial ownership of the shares of Common Stock of which the Income Fund is the record owner.

EJF Capital LLC is the sole member of each of EJF Financial Services GP, LLC and EJF Income GP, LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which such entities may share beneficial ownership. Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

See Item 4.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL SERVICES FUND, LP
By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME FUND, LP

By: Its:	EJF INCOME GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

   The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Financial Services Fund, LP, a Delaware limited partnership, EJF Financial Services GP, LLC, a Delaware limited liability company, EJF Income Fund, LP, a Delaware limited partnership and EJF Income GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 2 to the Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 24, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL SERVICES FUND, LP
By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME FUND, LP

By: Its:	EJF INCOME GP, LLC General Partner
By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF INCOME GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer